UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number 333-185408

CUSIP Number 82963W 10 2

(Check one) :	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: February 28, 2014

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Sipup Corporation

Full Name of Registrant

245 Park Avenue

Address of Principal Executive Office

New York, NY 10167

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b)	The subject annual report, semi-annual report, transition report on Forms 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

PART III NARRATIVE

State below in reasonable detail the reason why Forms 10-K, 20-F, 11-K, 10-QSB, 10-D, N-SAR, N-CSR or the transition report portion thereof could not be filed within the prescribed time period.

The registrant’s Quarterly Report on Form 10-Q for the fiscal Quarter ended February 28, 2014 could not be filed by the prescribed due date of April 14, 2014 because registrant had not yet finalized its treatment and disclosure pertaining to the quarter As a result, the review of registrant’s financial statements is ongoing. Accordingly, the registrant is unable to file such report within the prescribed time period without unreasonable effort or expense. The registrant anticipates that the subject quarterly report will be filed on or before April 21, 2014.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Jacob Daddon, Chief Executive Officer (212) 792-4000

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes  ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes  ☐   No ☒

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reason why a reasonable estimate of the results cannot be made.

Sipup Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 2014	By:	/s/ Jacob Daddon
Jacob Daddon
Chief Executive Officer